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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH. D.C. 181

SEC FILE NUMBER
8-50996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gemini Capital, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd., 20th Floor
(No. and Street)

Chicago, IL 60604
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Tumen 312-692-5083
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kutchins, Robbins & Diamond, Ltd.
(Name — *if individual, state last, first, middle name*)

1101 Perimeter Drive Suite 760 Schaumburg, IL 60173
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BD 3/19

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Tumen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gemini Capital, L.L.C., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

"OFFICIAL SEAL"
~~SHARON~~ T. BREE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/10/2004

This report** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GEMINI CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

(Filed as confidential information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934)

GEMINI CAPITAL, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2002

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS

1101 PERIMETER DRIVE, SUITE 760 ■ SCHAUMBURG, IL 60173 ■ TEL 847.240.1040 ■ FAX 847.240.1055 ■ www.krdcpas.com

KUTCHINS
ROBBINS &
DIAMOND,
LTD.

Independent Auditors' Report

To the Members of
Gemini Capital, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Gemini Capital, LLC (an Illinois limited liability company) as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gemini Capital, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Kutchins, Robbins, & Diamond, Ltd.

Schaumburg, Illinois
February 25, 2003

GEMINI CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$	10,323
Commissions receivable		6,000
Investments		3,300
Total current assets	$	19,623

LIABILITIES AND MEMBERS' EQUITY

TOTAL MEMBERS' EQUITY	$	19,623

See accompanying notes to financial statements.

GEMINI CAPITAL, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

	AMOUNT
COMMISSION REVENUES	$ -
OPERATING EXPENSES	10,921
NET LOSS	$ 10,921

See accompanying notes to financial statements.

GEMINI CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

		AMOUNT
Balance, December 31, 2001	$	25,544
Members' contributions		5,000
Net loss		(10,921)
Balance, December 31, 2002	$	19,623

See accompanying notes to financial statements.

GEMINI CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(10,921)
Adjustments to reconcile net loss to net cash used in operating activites:		
Change in assets and liabilities:		
Prepaid expenses		495
Accounts payable		(721)
Cash used in operating activities		(11,147)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions from members		5,000
DECREASE IN CASH		(6,147)
CASH AT BEGINNING OF YEAR		16,470
CASH AT END OF YEAR	$	10,323

See accompanying notes to financial statements.

GEMINI CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Gemini Capital, LLC (the Company), is a registered securities broker-dealer conducting its business on a fully disclosed basis. The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). See Note 2.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company which is treated as a partnership for tax purposes and therefore is not a taxpaying entity for federal income tax purposes. Therefore, no income tax expense has been recorded in the statements. Income is taxed to the members in their individual returns. The Company is subject to Illinois state replacement taxes.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3 - 1), which requires the maintenance of minimum net capital of $5,000.

NOTE 3 - INVESTMENTS

The Company's investments consist of warrants to purchase stock of other companies. The Company values its warrants at current fair market value. As of December 31, 2002, the cost of warrants outstanding equaled their fair market value.

SUPPLEMENTARY INFORMATION

GEMINI CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2002

NET CAPITAL		
Total members' equity	$	19,623
Deductions and/or charges:		
Nonallowable assets:		
Commission receivable		6,000
Warrants		3,300
Net capital	$	10,323
AGGREGATE INDEBTEDNESS		
	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	-
Minimum dollar net capital required		5,000
Net capital requirement (greater of the two)		5,000
Excess net capital	$	5,323
Excess net capital at 1000%	$	10,323
RECONCILIATION TO UNAUDITED FORM K-17A-5 PART III		
Net capital reported above	$	10,323
Adjustments, rounding variance		(2)
Net capital - per form X-17A-5 Part III	$	10,321

See independent auditors' report.

Certified Public Accountants' Supplementary
Report on Internal Control

To the Members of
Gemini Capital, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Gemini Capital, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirement for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referrred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded from loss against unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants' Supplementary
Report on Internal Control, (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kutchins, Robbins, & Diamond, Ltd.

Schaumburg, Illinois
February 25, 2003